            SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C.  20549

                       Schedule 13D

         Under the Securities Exchange Act of 1934
                    (Amendment No. 21)

                   Michaels Stores, Inc.
- -----------------------------------------------------------
                     (Name of Issuer)

          Common Stock, par value $0.10 per share
- -----------------------------------------------------------
              (Title of Class of Securities)

                        594087-10-8
- -----------------------------------------------------------
                      (CUSIP Number)

                     Michael C. French
                901 Main Street, Suite 6000
                   Dallas, Texas  75202
                      (214) 953-6000
- -----------------------------------------------------------
       (Name, Address and Telephone Number of Person
     Authorized to Receive Notices and Communications)


                       May 12, 1994
- -----------------------------------------------------------
  (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   Page 1 of 11 Pages

CUSIP NO. 594087-10-8                13D                 Page 2 of 11 Pages


- -------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON
     Sam Wyly ###-##-####
- -------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  /X/
     OF A GROUP*                               (b)  / /
- -------------------------------------------------------------------------------
 (3) SEC USE ONLY
- -------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*
     N/A
- -------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(a)                                                    / /
- -------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
- -------------------------------------------------------------------------------
NUMBER OF SHARES              (7) SOLE VOTING POWER
 BENEFICIALLY OWNED               1,410,962
 BY EACH REPORTING           --------------------------------------------------
 PERSON WITH                  (8) SHARED VOTING POWER
                                  690,925
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER
                                  1,627,628
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                  690,925
- -------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,218,553
- -------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /
- -------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     12.9%
- -------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
     IN
- -------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 594087-10-8                13D                 Page 3 of 11 Pages


- -------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Charles J. Wyly, Jr.  ###-##-####
- -------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  /X/
     OF A GROUP*                               (b)  / /
- -------------------------------------------------------------------------------
 (3) SEC USE ONLY
- -------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*
     N/A
- -------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(a)                                                    / /
- -------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
- -------------------------------------------------------------------------------
NUMBER OF SHARES              (7) SOLE VOTING POWER
 BENEFICIALLY OWNED               1,621,550
 BY EACH REPORTING           --------------------------------------------------
 PERSON WITH                  (8) SHARED VOTING POWER
                                  200,000
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER
                                  1,729,883
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                  200,000
- -------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,929,883
- -------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /
- -------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     11.3%
- -------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
     IN
- -------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 594087-10-8                13D                 Page 4 of 11 Pages


- -------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Maverick Entrepreneurs Fund, Ltd. (f/k/a First Dallas Limited) 75-231-9145
- -------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  /X/
     OF A GROUP*                               (b)  / /
- -------------------------------------------------------------------------------
 (3) SEC USE ONLY
- -------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*
     WC
- -------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(a)                                                    / /
- -------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
     Texas
- -------------------------------------------------------------------------------
NUMBER OF SHARES              (7) SOLE VOTING POWER
 BENEFICIALLY OWNED               200,000
 BY EACH REPORTING           --------------------------------------------------
 PERSON WITH                  (8) SHARED VOTING POWER
                                  0
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER
                                  200,000
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                  0
- -------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     200,000
- -------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /
- -------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     1.2%
- -------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
     PN
- -------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 594087-10-8                13D                 Page 5 of 11 Pages


- -------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     The Wyly Group
- -------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  /X/
     OF A GROUP*                               (b)  / /
- -------------------------------------------------------------------------------
 (3) SEC USE ONLY
- -------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*
     N/A
- -------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(a)                                                    / /
- -------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
     Texas
- -------------------------------------------------------------------------------
NUMBER OF SHARES              (7) SOLE VOTING POWER
 BENEFICIALLY OWNED               3,132,512
 BY EACH REPORTING           --------------------------------------------------
 PERSON WITH                  (8) SHARED VOTING POWER
                                  490,925
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER
                                  3,457,511
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                  490,925
- -------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     3,948,436
- -------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /
- -------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     22.8%
- -------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
     IN, PN
- -------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 594087-10-8                13D                 Page 6 of 11 Pages


ITEM 1. SECURITY AND ISSUER. Item 1 is hereby amended and restated in its entirety to read as follows:

       This statement relates to the ownership of common stock, par value $.10 per share ("Common Stock"), of Michaels Stores, Inc., a Delaware corporation (the "Company"). The Company's principal executive offices are located at 5931 Campus Circle Drive, Irving, Texas 75063.


ITEM 2. IDENTITY AND BACKGROUND. Item 2 is hereby amended and restated in its entirety to read as follows:

       This Statement is being filed by Mr. Sam Wyly, Mr. Charles
J. Wyly, Jr. and Maverick Entrepreneurs Fund, Ltd. (f/k/a First Dallas Limited) (sometimes hereinafter referred to collectively as "Reporting Persons" or "The Wyly Group" and singularly as a "Reporting Person"). Maverick Entrepreneurs Fund, Ltd. is a
Texas limited partnership of which Mr. Sam Wyly and Mr. Charles J. Wyly, Jr. are general partners).

       The principal business address for each of Messrs. Sam and Charles Wyly is 8080 North Central Expressway, Suite 1300, Dallas, Texas 75206. In addition to his position with the General Partner, Sam Wyly is Chairman of the Board of Directors of Sterling Software, Inc. and the Company. Charles Wyly is Vice Chairman of the Board of Directors of Sterling Software, Inc. and the Company. The business and office address of Maverick Entrepreneurs Fund, Ltd. is 8080 N. Central Expwy., Suite 1300, Dallas, Texas 75206.

       No Reporting Person has, during the last five years, been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body resulting in subjection to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Sam Wyly and Charles J. Wyly, Jr. (sometimes hereinafter referred to singularly as an "Individual Reporting Person" and collectively as "Individual Reporting Persons") is each a citizen of the United States.


ITEM 3. SOURCE AND AMOUNT OF FUNDS. Item 3 is hereby amended and restated in its entirety to read as follows:

       On April 11, 1994 and April 12, 1994 Maverick Entrepreneurs Fund, Ltd. purchased in the aggregate 100,000 shares of Common Stock for an aggregate consideration of $3,947,500. Maverick Entrepreneurs Fund, Ltd. funded the purchase price for these shares out of its working capital.

CUSIP NO. 594087-10-8                13D                 Page 7 of 11 Pages


ITEM 4. PURPOSE OF TRANSACTION. Item 4 is hereby amended and restated in its entirety to read as follows:

       Depending upon market conditions and other factors that they deem material to an investment decision, any Reporting Person may purchase additional shares of Common Stock from time to time or may dispose of all or a portion of the shares of Common Stock they now beneficially own or may hereafter acquire. Except as set forth in this Item 4, none of the Reporting Persons has any present plans or proposals that relate to or would result in any of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER. Item 5 is hereby amended and restated in its entirety to read as follows:

       On September 27, 1993, Sam Wyly transferred 20,000 shares of Common Stock by gift to Tallulah, Ltd., a Texas limited partnership of which Mr. Wyly is general partner ("Tallulah").
On October 7, 1993, Sam Wyly transferred 30,000 shares of Common Stock by gift to Tallulah. On April 18, 1994, Sam Wyly was granted an option to purchase 100,000 shares of Common Stock, which option is not, in whole or in part, presently exercisable or exercisable within sixty days hereof.

       On October 4, 1993, Brush Creek, Ltd., a Texas limited partnership of which Charles J. Wyly, Jr. is general partner ("Brush Creek"), disposed of 15,000 shares of Common Stock by gift. On October 26, 1993, 17,313 shares of Common Stock held f/b/o The Martha Caroline Wyly Trust (for which Mr. Wyly is trustee) were sold in an open market transaction at a price of $34.50 per share. On October 26, 1993, 187 shares of Common Stock held by Mr. Wyly's children (for which shares Mr. Wyly holds a power of attorney to vote) were sold in an open market transaction at a price of $34.50 per share. On December 21, 1993, 1,000 shares of Common Stock held f/b/o The Charles Joseph Wyly III Trust (for which Mr. Wyly is trustee) were disposed of by gift. On December 21, 1993, 1,000 shares of Common Stock held f/b/o The Emily Ann Wyly Trust (for which Mr. Wyly is trustee) were disposed of by gift. On December 21, 1994, 1,000 shares of Common Stock held f/b/o The Jennifer Lynn Wyly Trust (for which Mr. Wyly is trustee) were disposed of by gift. On December 21, 1994, 5,000 shares of Common Stock held f/b/o The Martha Caroline Wyly Trust (for which Mr. Wyly is trustee) were disposed of by gift. On April 18, 1994, Charles J. Wyly, Jr. was granted an option to purchase 50,000 shares of Common Stock, which option is not, in whole or in part, presently exercisable or exercisable within sixty days hereof.

       On May 11, 1994, Maverick Entrepreneurs Fund, Ltd. purchased 85,000 shares of Common Stock in open market transactions at a purchase price of $39.50 per share. On May 12, 1994, Maverick Entrepreneurs Fund, Ltd. purchased 15,000 shares of Common Stock in open market transactions; 5,000 shares of which were purchased at a price of $39.50 per share and 10,000 shares of which were purchased at a price of $39.25 per share.

       Mr. Sam Wyly beneficially owns 2,218,553 shares, or 12.9%, of the outstanding Common Stock. Sam Wyly beneficially owns
66,666 of such shares by virtue of his ownership

CUSIP NO. 594087-10-8                13D                 Page 8 of 11 Pages


of options; beneficially owns 1,024,536 of such shares as general partner of Tallulah (through direct ownership by Tallulah of 874,536 shares and beneficial ownership by Tallulah of an additional 150,000 shares as a result of Tallulah's ownership of options); beneficially owns 200,000 of such shares as general partner of Maverick Entrepreneurs Fund, Ltd.; beneficially owns 7,918 of such shares as the guardian of a minor child; beneficially owns 15,836 of such shares by virtue of his holding a power of attorney to vote the shares of two adult children; beneficially owns 490,925 of such shares as trustee and as a member of the Investment Committee for Michaels Stores, Inc. Employees 401(k)
Plan and Trust (based on a 401(k) Plan statement dated March 25,
1994) and beneficially owns an aggregate of 412,672 of such shares as trustee of the trusts listed below:


                                                 NUMBER OF
                                                  SHARES
                                               BENEFICIALLY
           NAME OF TRUST                           OWNED
- ----------------------------------------       -------------
1.   The Christiana Parker Wyly Trust             82,393
2.   The Andrew David Sparrow Wyly Trust          82,393
3.   The Laurie L. Wyly Revocable Trust          123,943
4.   The Lisa Wyly Revocable Trust               123,943

       Sam Wyly possesses sole voting power with respect to 1,410,962 shares of Common Stock, sole dispositive power with respect to 1,627,628 shares of Common Stock and shared voting and dispositive power with respect to 690,925 shares of Common Stock.

       Charles J. Wyly, Jr. beneficially owns 1,929,883 shares, or 11.3%, of the outstanding Common Stock. Charles J. Wyly, Jr.
owns 108,333 of such shares by virtue of his ownership of options; beneficially owns 755,000 of such shares as general partner of Brush Creek; beneficially owns 374 of such shares by virtue of his holding a power of attorney to vote the shares of four adult children; beneficially owns 200,000 of such shares as general partner of Maverick Entrepreneurs Fund, Ltd. and beneficially owns an aggregate of 866,176 of such shares as trustee of the trusts listed below:


                                                 NUMBER OF
                                                  SHARES
                                               BENEFICIALLY
           NAME OF TRUST                           OWNED
- ----------------------------------------       -------------
1.   The Charles Joseph Wyly III Trust            190,913
2.   The Martha Caroline Wyly Trust               170,000
3.   The Emily Ann Wyly Trust                     190,813

CUSIP NO. 594087-10-8                13D                 Page 9 of 11 Pages


                                                 NUMBER OF
                                                  SHARES
                                               BENEFICIALLY
           NAME OF TRUST                           OWNED
- ----------------------------------------       -------------
4.   The Jennifer Lynn Wyly Trust                 190,507
5.   The Sam Wyly and Rosemary Wyly Children's    123,943
     Trust No. 1 of 1965 for the benefit of
     Kelly Wyly

       Charles J. Wyly, Jr. possesses sole voting power with respect to 1,621,550 shares of Common Stock, sole dispositive power with respect to 1,729,883 shares of Common Stock and shared voting and dispositive power with respect to 200,000 shares of Common Stock.

       Maverick Entrepreneurs Fund, Ltd. beneficially owns 200,000 shares, or 1.2%, of the outstanding Common Stock. Maverick
Entrepreneurs Fund, Ltd. owns all of such shares directly.

       The Reporting Persons as a group beneficially own 3,948,436 shares, or 22.8%, of the outstanding Common Stock. The Reporting Persons as a group possess sole voting power with respect to 3,132,512 shares of Common Stock, sole dispositive power with respect to 3,457,511 shares of Common Stock and shared voting and dispositive power with respect to 490,925 shares of Common Stock.

       Except as set forth in this Item 5, no transactions in the Common Stock were effected by the Reporting Persons during the past 60 days or since the most recent filing on Schedule 13D, whichever is less.


ITEM 6.      CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER. Item 6 is hereby amended and restated in its entirety to read as follows:

       Sam Wyly and the trustees of the trusts enumerated above in
Item 5 have pledged the Michaels Common Stock owned individually by Mr. Wyly and by the trusts as collateral for lines of credit extended to Mr. Wyly and such trusts.

       Except as described in Item 5, no other person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of the securities to which this statement relates. Except for the arrangements described in Item 3, none of the Reporting Persons has entered into any contracts, arrangements, understandings, or relationships (legal or otherwise) with any person with respect to any securities of the Company.


ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS.

       Exhibit 1  -  Agreement pursuant to Rule 13d-1(f)(1)(iii).

CUSIP NO. 594087-10-8                13D                 Page 10 of 11 Pages

                           SIGNATURES


       After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Date:     May 13, 1994                  /s/ Sam Wyly
      --------------------              ---------------------------------
                                        Sam Wyly



                                        /s/ Charles J. Wyly, Jr.
                                        ---------------------------------
                                        Charles J. Wyly, Jr.


                                        MAVERICK ENTREPRENEURS FUND, LTD.
                                        (formerly First Dallas Limited)


                                        By: /s/ Sam Wyly
                                            -----------------------------
                                                Sam Wyly,
                                                General Partner



                                        By: /s/ Charles J. Wyly, Jr.
                                            -----------------------------
                                                Charles J. Wyly, Jr.,
                                                General Partner

CUSIP NO. 594087-10-8                13D                 Page 11 of 11 Pages

                           EXHIBIT 1


       Pursuant to Rule 13d-1(f)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange
Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement to which this Exhibit is attached is filed on behalf of each of them.


Date:  May 13, 1994                     /s/ Sam Wyly
       --------------------             ---------------------------------
                                        Sam Wyly



                                        /s/ Charles J. Wyly, Jr.
                                        ---------------------------------
                                        Charles J. Wyly, Jr.


                                        MAVERICK ENTREPRENEURS FUND, LTD.
                                        (formerly First Dallas Limited)



                                        By: /s/ Sam Wyly
                                            -----------------------------
                                                Sam Wyly,
                                                General Partner



                                        By: /s/ Charles J. Wyly, Jr.
                                            -----------------------------
                                               Charles J. Wyly, Jr.,
                                               General Partner

336477.02/D